UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BEST BUY CO., INC.

(Name of Subject Company (Issuer))

BEST BUY CO., INC.

(Name of Filing Person (Offeror))

2.25% Convertible Subordinated Debentures due January 15, 2022	086516 AF8
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Keith J. Nelsen, Esq.

Executive Vice President, General Counsel and Secretary

Best Buy Co., Inc.

7601 Penn Avenue South

Richfield, Minnesota 55423

(612) 291-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of Filing Persons)

Copies to:

Glenn M. Reiter, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$387,812,000	$44,443.26

*

The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 2.25% Convertible Subordinated Debentures due January 15, 2022 (the “Debentures”), as described herein, is equal to 100% of the principal amount of those Debentures. As of December 14, 2011, $387,812,000 aggregate principal amount of the Debentures was outstanding, resulting in an aggregate maximum purchase price of $387,812,000.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the U.S. Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of transaction value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$44,443.26
	Form or Registration No.:	Schedule TO-I
	Filing Party:	Best Buy Co., Inc.
	Date Filed:	December 15, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 is a final amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Best Buy Co., Inc. (the “Company”) with respect to the right of each holder (the “Holder”) of the Company’s 2.25% Convertible Subordinated Debentures due January 15, 2022 (the “Debentures”) to sell, and the obligation of the Company to purchase, the Debentures as set forth in the Company Notice for 2.25% Convertible Subordinated Debentures due January 15, 2022, dated December 15, 2011 (the “Company Notice”), the Supplement to the Company Notice, dated January 3, 2012 (the “Supplement”), and the related notice materials filed as exhibits to the originally filed Schedule TO (which Company Notice and related notice materials, as amended and supplemented from time to time, collectively constitute the “Repurchase Option”).

This Amendment No. 2 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule TO or the related notice materials.

In accordance with the terms and conditions of the Repurchase Option, the Company was obligated to repurchase all or a portion of each Holder’s Debentures validly surrendered for repurchase and not withdrawn prior to 11:59 p.m. (New York City time) on Tuesday, January 17, 2012. The Company has been advised by Wells Fargo Bank, N.A., the trustee and  paying agent (the “Paying Agent”), that Debentures in an aggregate principal amount of $383,967,000 were validly surrendered for repurchase and not withdrawn pursuant to the Repurchase Option.  The Company has accepted for repurchase all such Debentures.  The purchase price of the Debentures surrendered pursuant to the Repurchase Option was equal to 100% of the principal amount of the Debentures, plus any accrued and unpaid interest to, but not including, January 15, 2012.  Accordingly, the aggregate repurchase price for all Debentures validly tendered for repurchase pursuant to the Repurchase Option was $388,286,628.75, which includes $383,967,000 for payment of the aggregate principal amount and $4,319,628.75 for payment of accrued and unpaid interest.  On January 18, 2012, the Company delivered the aggregate purchase price for the accepted Debentures to the Paying Agent for distribution to the Holders.  Following the Company’s repurchase of the Debentures pursuant to the Repurchase Option, $3,845,000 in aggregate principal amount of the Debentures remains outstanding.

Item 12. Exhibits.

(a)(1)(A)   Company Notice for 2.25% Convertible Subordinated Debentures due January 15, 2022, dated December 15, 2011 (filed as Exhibit 99(a)(1) to the Company’s Schedule TO (No. 001-09595) filed with the Securities and Exchange Commission on December 15, 2011, and incorporated herein by reference).

(a)(1)(B)   Supplement to Company Notice for 2.25% Convertible Subordinated Debentures due January 15, 2022, dated January 3, 2012 (filed as Exhibit 99(a)(1)(B) to Amendment No. 1 to the Company’s Schedule TO (No. 001-09595) filed with the Securities and Exchange Commission on January 3, 2012, and incorporated herein by reference).

(a)(5)(A)   Press release issued by the Company on December 15, 2011 (filed as Exhibit 99(a)(5) to the Company’s Schedule TO (No. 001-09595) filed with the Securities and Exchange Commission on December 15, 2011, and incorporated herein by reference).

(a)(5)(B)   Press release issued by the Company on January 18, 2012.

(b)             None.

(d)(1)        Indenture, dated as of January 15, 2002, among Best Buy Co., Inc., as Issuer, Best Buy Stores, L.P., as Guarantor, and Wells Fargo Bank Minnesota, National Association, as Trustee (filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (No. 333-83562) filed with the Securities and Exchange Commission on February 28, 2002, and incorporated herein by reference).

(d)(2)        First Supplemental Indenture, dated as of February 26, 2002, among Best Buy Co., as Issuer, Best Buy Stores, L.P., as Guarantor, and Wells Fargo Bank Minnesota, National Association (filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-3 (No. 333-83562) filed with the Securities and Exchange Commission on February 28, 2002, and incorporated herein by reference).

(g)             None.

(h)             None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BEST BUY CO., INC.

Date: January 18, 2012	By:	/s/ KEITH J. NELSEN
Name: Keith J. Nelsen
Title: Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description

99(a)(1)(A)

Company Notice for 2.25% Convertible Subordinated Debentures due January 15, 2022, dated December 15, 2011 (filed as Exhibit 99(a)(1) to the Company’s Schedule TO (No. 001-09595) filed with the Securities and Exchange Commission on December 15, 2011, and incorporated herein by reference).

99(a)(1)(B)

Supplement to Company Notice for 2.25% Convertible Subordinated Debentures due January 15, 2022, dated January 3, 2012 (filed as Exhibit 99(a)(1)(B) to Amendment No. 1 to the Company’s Schedule TO (No. 001-09595) filed with the Securities and Exchange Commission on January 3, 2012, and incorporated herein by reference).

99(a)(5)(A)

Press release issued by the Company on December 15, 2011 (filed as Exhibit 99(a)(5) to the Company’s Schedule TO (No. 001-09595) filed with the Securities and Exchange Commission on December 15, 2011, and incorporated herein by reference).

99(a)(5)(B)	Press release issued by the Company on January 18, 2012.

99(d)(1)

Indenture, dated as of January 15, 2002, among Best Buy Co., Inc., as Issuer, Best Buy Stores, L.P., as Guarantor, and Wells Fargo Bank Minnesota, National Association, as Trustee (filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (No. 333-83562) filed with the Securities and Exchange Commission on February 28, 2002, and incorporated herein by reference).

99(d)(2)

First Supplemental Indenture, dated as of February 26, 2002, among Best Buy Co., as Issuer, Best Buy Stores, L.P., as Guarantor, and Wells Fargo Bank Minnesota, National Association (filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-3 (No. 333-83562) filed with the Securities and Exchange Commission on February 28, 2002, and incorporated herein by reference).